04032734

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Progress Energy, Inc.	0001094093
Exact Name of Registrant as Specified in Charter	Registrant CIK Number

Interim Report Under Rule 24
35-CERT for 4th Quarter 2003
(September 1, 2003 to December 31, 2003)

Item "p"

(The amount and a brief description of any new investment in Energy-Related Assets (or in the equity securities of any company substantially all of whose assets consist of Energy-Related Assets), the aggregate outstanding amount of all the investments as of the end of the quarter, and a statement confirming that any investment made during the quarter did not require state commission approval.)

JUN 16 2004

PROCESSED
JUN 17 2004
THOMSON FINANCIAL

	File No: 070-10132
Electronic Report, Schedule or Registration Statement of Which the Documents Are A Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, this 21 day of April, 2004.

Progress Energy, Inc.
(Registrant)

By: ....

Steven Carr
Associate General Counsel
Progress Energy Service Company, LLC

Table of Investments in Energy-Related Assets[0]
Progress Fuels Corporation

Acquisitions and Divestitures Closed through June 30, 2003 Asset/Entity Name	Area of Operations	Acquisition or Divestiture Cost ($ million)	Acquisition or Divestiture Date	Acquisition or Divestiture Transaction Cost ($ million)	Capital Invested Post-acquisition to December 31, 2003 ($ million)	Total Investment in Energy-Related Assets ($ million)
Westchester Gas Co.[1][5][11]	Harrison County, TX Panola County, TX Caddo Parrish, LA	151.0	26-Apr-02	2.2	90.0	243.2
C&S Service Company[4][9]	-----	(3.2)	Oct-02	0.0	0.0	(3.2)
Sendero[2][7][9]	(rolled into Westchester)	14.2	10-Jan-03	0.0	0.0	14.2
Republic Energy[2][6][12]	Wise County, TX Denton County, TX Tarrant County, TX	132.5	24-Feb-03	1.6	38.4	172.5
J-W Operating[2][7][9]	(rolled into Westchester)	1.2	27-Feb-03	0.0	0.0	1.2
	Total without Mesa =====>	**295.7**		**3.8**	**128.4**	**427.9**
Mesa Hydrocarbons, LLC[3][8][9]	Garfield County, CO Mesa County, CO	49.5	Dec-00	0.0	51.8	101.3
	Total with Mesa =====>	**345.2**		**3.8**	**180.2**	**529.2**
Acquisitions Closed After June 30, 2003:						
Republic Energy Non-Op[2][9]	Wise County, TX Denton County, TX Tarrant County, TX	4.0	1-Aug-03	0.0	0.0	4.0
Hopewell Operating[2][10]	Harrison County, TX Panola County, TX	14.1	4-Sep-03	0.4	0.0	14.6
Total with Mesa through September 30, 2003 =====>		**363.3**		**4.3**	**180.2**	**547.8**
Acquisitions Closed After September 30, 2003:						
Mesa Hydrocarbons, LLC[3][8][9]	Garfield County, CO Mesa County, CO	(99.9)	1-Oct-03	2.1		(97.8)
Total with Mesa through December 31, 2003 =====>		**263.4**		**6.4**	**180.2**	**450.0**

[0] Energy-Related Assets defined to include natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities.
[1] Westchester Gas acquired with $128M Progress Energy Common Stock and $22M cash.
[2] Cash transaction.
[3] Mesa Hydrocarbons acquired as part of CP&L/Florida Progress merger in December 2000.
[4] C&S Service Co. sold for $3.2 million in October 2002. Data from R. Deacy on 09.24.03.
[5] Capital Invested Post-acquisition from capital spending reports for 2002 and 2003
[6] Capital Invested Post-acquisition from capital spending report for 2003
[7] Drilling and development costs post-acquisition included in Westchester entry.
[8] Mesa Hydrocarbons data from K. Byrd on 09.12.03.
[9] Transaction costs de minimis in the context of this spreadsheet.
[10] Transaction costs include $140k for environmental remediation and $300k for all other transaction-related costs.
[11] Transaction costs data from K. Byrd on 09.24.03.
[12] Transaction costs data from M. Jarosick on 09.24.03.

Acquisition Asset Portfolio Physical Descriptions:

Westchester Gas Co.	215 producing gas wells at acquisition; 52 miles intrastate transmission pipeline; 170 miles gathering pipeline with compression and dehydration; no processing or storage; xx producing gas wells added post-acquisition
Sendero	4 producing gas wells at acquisition; no gas gathering or transmission pipeline, processing or storage; xx producing gas wells added post-acquisition
Republic Energy	147 producing gas wells at acquisition; no gas gathering or transmission pipeline, processing or storage; xx producing gas wells added post-acquisition
J-W Operating	0 producing gas wells at acquisition; no gas gathering or transmission pipeline, processing or storage; xx producing gas wells added post-acquisition
Mesa Hydrocarbons, LLC	55 producing gas wells at acquisition; no gas gathering or transmission pipeline or storage; compression, dehydration, and CO2 removal unit; 43 producing gas wells added post-acquisition
Hopewell Operating	31 producing gas and oil wells, 16 shut-in gas and oil wells, and 3 saltwater disposal wells at acquisition; no transmission pipeline; 24 miles gathering pipeline; no processing or storage

HGMurphy, Jr.
24-Sep-03